Exhibit 3.1
CERTIFICATE OF FORMATION
OF
U.S. WELL SERVICES, LLC
The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:
FIRST:        The name of the limited liability company (hereinafter called the "Company") is U.S. Well Services, LLC.
SECOND:    The name of the registered agent of the Company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act is National Corporate Research, Ltd. and the address at which such registered agent is located is 615 South DuPont Highway, Dover, DE 19901, Kent County.
Dated: February 14, 2012
By:    /s/ Andrew Pillsbury
Andrew Pillsbury, Authorized Person